UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 78871 / September 19, 2016

Admin. Proc. File No. 3-17293

In the Matter of

 ANOTEROS, INC.,
 EMPERIAL AMERICAS, INC.,
 NORD RESOURCES CORPORATION, and
 UNR HOLDINGS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Anoteros, Inc., Emperial Americas, Inc., Nord
Resources Corporation, or UNR Holdings, Inc., and the Commission has not chosen to review
the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to Anoteros, Inc., Emperial Americas, Inc., Nord
Resources Corporation, and UNR Holdings, Inc.[2] The order contained in that decision is hereby
declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities
Exchange Act of 1934, the registrations of each class of registered securities of Anoteros, Inc.,
Emperial Americas, Inc., Nord Resources Corporation, and UNR Holdings, Inc., are hereby revoked.

        For the Commission, by the Office of the General Counsel, pursuant to delegated
authority.

                                        Brent J. Fields
                                        Secretary

---

[1]   17 C.F.R. § 201.360(d).

[2]   *Advanced Life Sciences Holdings, Inc., Anoteros, Inc., Emperial Americas, Inc., Nord Res.
Corp., and UNR Holdings, Inc.,* Initial Decision Release No. 1040 (July 27, 2016), 114 SEC
Docket 13, 2016 WL 4088745. The Central Index Key numbers are: 1390292 for Anoteros,
Inc.; 1424718 for Emperial Americas, Inc.; 72316 for Nord Resources Corporation; and 1093800
for UNR Holdings, Inc.

INITIAL DECISION RELEASE NO. 1040
ADMINISTRATIVE PROCEEDING
File No. 3-17293

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of ADVANCED LIFE SCIENCES HOLDINGS, INC., ANOTEROS, INC., EMPERIAL AMERICAS, INC., NORD RESOURCES CORPORATION, and UNR HOLDINGS, INC.	INITIAL DECISION OF DEFAULT AS TO FOUR RESPONDENTS July 27, 2016

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This initial decision revokes the registrations of the registered securities of Respondents Anoteros, Inc., Emperial Americas, Inc., Nord Resources Corporation, and UNR Holdings, Inc. (the Four Respondents).[1] The revocation is based on the Four Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On June 15, 2016, the Commission initiated this proceeding under Section 12(j) of the Securities Exchange Act of 1934 with an order instituting administrative proceedings (OIP). The OIP alleges that Respondents have securities registered with the Commission under Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Respondents were served with the OIP by June 20, 2016, and their answers were due by July 5. *Advanced Life Scis. Holdings, Inc.*, Admin. Proc. Rulings Release No. 3965, 2016 SEC LEXIS 2350 (ALJ July 6, 2016). On July 6, 2016, I noted that the Four Respondents had not filed answers and ordered them to show cause by July 18, 2016, why the registrations of their

[1] Advanced Life Sciences Holdings, Inc., has filed an answer and a summary disposition schedule has been set as to that respondent. *Advanced Life Scis. Holdings, Inc.*, Admin. Proc. Rulings Release No. 4008, 2016 SEC LEXIS 2494 (ALJ July 20, 2016). Therefore, this initial decision does not apply to Advanced Life.

securities should not be revoked by default due to their failures to file answers or otherwise defend the proceeding. *Id.* The Four Respondents did not attend the telephonic prehearing conference held on July 20, 2016, and to date have not filed answers or responded to the show cause order. *See Advanced Life Scis. Holdings, Inc.*, 2016 SEC LEXIS 2494.

FINDINGS OF FACT

The Four Respondents are in default for failing to file answers, attend the prehearing conference, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Anoteros, Inc., Central Index Key (CIK) No. 1390292, is a revoked Nevada corporation located in Rolling Hills, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2014, which reported a net loss of $557,235 for the prior nine months. As of June 8, 2016, the company's common stock was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Emperial Americas, Inc., CIK No. 1424718, is a dissolved Florida corporation located in Sarasota, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2012, which reported a net loss of $114,941 for the prior six months. As of June 8, 2016, the company's common stock was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Nord Resources Corporation, CIK No. 72316, is a void Delaware corporation located in Tucson, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2013, which reported a net loss of $6,455,500 for the prior nine months. On October 15, 2015, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Arizona, which was closed on February 23, 2016. As of June 8, 2016, the company's common stock was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

UNR Holdings, Inc., CIK No. 1093800, is a delinquent Colorado corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2012. As of June 8, 2016, the company's common stock was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to file timely periodic reports, the Four Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). The Four Respondents failed to file timely periodic reports. As a result, The Four Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will ensure that investors are adequately protected, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

The Four Respondents' failures to file required periodic reports are serious because the failures constitute violations of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). The Four Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26

(May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). The Four Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, the Four Respondents have not answered the OIP, appeared at the prehearing conference, responded to the show cause order, or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations. They have also made no assurances against further violations.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of the Four Respondents' registered securities.

ORDER

It is ORDERED that, under Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Anoteros, Inc., Emperial Americas, Inc., Nord Resources Corporation, and UNR Holdings, Inc., are hereby REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

                                      _____

                                      James E. Grimes
                                      Administrative Law Judge